
July 17, 2024

Robert W. Eifler
Chief Executive Officer
Noble Corporation plc
13135 Dairy Ashford, Suite 800
Sugar Land, TX 77478

      Re: Noble Corporation plc
            Registration Statement on Form S-4
            Filed July 9, 2024
            File No. 333-280726

Dear Robert W. Eifler:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown at 202-551-3905 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: Kyle Seifried, Esq.